The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements

	For the Years Ended December 31
In millions, except ratios (Unaudited)	2016	2015	2014	2013	2012
Income Before Income Taxes	$4,413	$9,930	$5,265	$6,804	$1,665
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(442)	(674)	(835)	(1,034)	(536)
Distributed income of earnings of nonconsolidated affiliates	685	816	961	905	823
Capitalized interest	(243)	(218)	(125)	(78)	(84)
Amortization of capitalized interest	83	78	83	91	90
Adjusted earnings	$4,496	$9,932	$5,349	$6,688	$1,958
Fixed charges:
Interest expense and amortization of debt discount	$858	$946	$983	$1,101	$1,269
Capitalized interest	243	218	125	78	84
Rental expense – interest component	161	167	134	122	120
Total fixed charges	$1,262	$1,331	$1,242	$1,301	$1,473
Earnings available for the payment of fixed charges	$5,758	$11,263	$6,591	$7,989	$3,431
Ratio of earnings to fixed charges	4.6	8.5	5.3	6.1	2.3

Earnings required for combined fixed charges and preferred stock dividends (1):
Preferred stock dividends	$340	$340	$340	$340	$340
Adjustment to pretax basis (at 35 percent)	183	183	183	183	183
Preferred stock dividends - pretax	$523	$523	$523	$523	$523
Combined fixed charges and preferred stock dividend requirements	$1,785	$1,854	$1,765	$1,824	$1,996
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.2	6.1	3.7	4.4	1.7

(1)
On December 30, 2016 ("Conversion Date"), the Company's Cumulative Convertible Perpetual Preferred Stock, Series A ("Preferred Stock") was converted into shares of the Company's common stock. From and after the Conversion Date, no shares of the Preferred Stock are issued or outstanding and all rights of the holders of the Preferred Stock have terminated.

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